Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jeanne Baker
Terence O’Brien

Re:	HEALTHCARE SERVICES GROUP INC
Item 2.02 Form 8-K filed February 14, 2024
Response filed March 25, 2024
File No. 000-12015

Dear Ms. Baker and Mr. O’Brien:

I am writing to submit the responses of Healthcare Services Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 10, 2024 (the “Comment Letter”) as well as a follow-up discussion by conference call among the Staff and members of the Company’s management team on May 1, 2024, relating to the above Item 2.02 on Form 8-K (File No. 000-12015) filed by the Company on February 14, 2024 (the “Form 8-K”).

For ease of review, I have set forth below each of the bulleted comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 8-K.

Item 2.02 Form 8-K filed February 14, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures, page 6

1.We note your response to prior comment 1 from our letter dated March 12, 2024. You define “client restructurings” as modifications to contracts with existing customers leading to either a reduction in revenue or an increase in bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts. You further indicate that these client restructurings were primarily the result of pandemic-related factors that were inherently period and customer-specific, are not expected to affect the future revenue generation or cost structure with such clients, and do not represent normal costs incurred to operate your business. Please address the following:
•Provide us with additional details surrounding your client restructurings. For the periods presented, identify each material customer contract you modified and the underlying facts and circumstances that lead you to such modifications. Address how such contract modifications impacted revenues and/or bad debt expense; and
•In light of the periods in which the client restructurings occurred, address how you determined that the client restructurings were primarily the result of pandemic-related factors.

Response: We respectfully acknowledge the Staff’s comment and for reference have included the disclosures included in the Form 8-K that reference client restructurings:

Reconciliation of GAAP revenue to adjusted revenue (in thousands)	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP revenue	$423,840	$424,020	$1,671,389	$1,690,176
Client restructurings	1,159	—	13,788	10,000
Adjusted revenue	$424,999	$424,020	$1,685,177	$1,700,176

Reconciliation of GAAP costs of services to adjusted costs of services (in thousands)	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP costs of services	$350,383	$366,810	$1,456,643	$1,496,865
Client restructurings[1]	—	—	9,093	—
Bad debt expense adjustments	(347)	(6,856)	(15,069)	(24,948)
Self-insurance adjustments	12,534	9,805	12,534	9,805
Adjusted costs of services	362,570	369,759	1,463,201	1,481,722
Adjusted costs of services as a percentage of Adjusted revenues	85.3%	87.2%	86.8%	87.2%

Reconciliation of GAAP net income to adjusted net income (in thousands) and earnings per share to adjusted diluted earnings per share	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP net income	$22,598	$16,159	$38,386	$34,243
(Gain)/loss on deferred compensation, net	(27)	(13)	39	108
Client restructurings[1]	1,159	—	22,881	10,000
Bad debt expense adjustments	347	6,856	15,069	24,948
Self-insurance adjustments	(12,534)	(9,805)	(12,534)	(9,805)
Tax effect of adjustments	3,007	576	(7,038)	(5,853)
Adjusted net income	$14,550	$13,773	$56,803	$53,641
Adjusted net income as a percentage of adjusted revenues	3.4%	3.2%	3.4%	3.2%
GAAP diluted earnings per share	$0.31	$0.22	$0.52	$0.46
Adjusted diluted earnings per share	$0.20	$0.19	$0.76	$0.72
Weighted-average shares outstanding - diluted	73,879	74,367	74,340	74,351

Reconciliation of GAAP segment margins to adjusted segment revenue and segment margins (in thousands)	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP revenue - housekeeping	$191,395	$197,977	$766,651	$795,687
Client restructurings[1] - housekeeping	349	—	4,065	2,289
Adjusted revenue - housekeeping	$191,744	$197,977	$770,716	$797,976

GAAP revenue - dietary	$232,445	$226,043	$904,738	$894,489
Client restructurings[1] - dietary	810	—	9,723	7,711
Adjusted revenue - dietary	$233,255	$226,043	$914,461	$902,200

Segment margins:
GAAP housekeeping	7.5%	8.7%	8.0%	9.2%
GAAP dietary	6.2%	4.3%	4.8%	3.2%
Adjusted housekeeping	7.7%	8.7%	8.5%	9.4%
Adjusted dietary	6.6%	4.3%	5.8%	4.1%

Reconciliation of GAAP net income to EBITDA and adjusted EBITDA (in thousands)	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP net income	$22,598	$16,159	$38,386	$34,243
Income tax provision	8,443	3,899	14,670	10,310
Interest, net	509	256	1,628	(1,131)
Depreciation and amortization	3,779	3,756	14,344	15,316
EBITDA	$35,329	$24,070	$69,028	$58,738
Share-based compensation	2,192	2,058	8,985	9,214
(Gain)/loss on deferred compensation, net	(27)	(13)	39	108
Self-insurance adjustments	(12,534)	(9,805)	(12,534)	(9,805)
Client restructurings[1]	1,159	—	22,881	10,000
Bad debt expense adjustments	347	6,856	15,069	24,948
Adjusted EBITDA	$26,466	$23,166	$103,468	$93,203
Adjusted EBITDA as a percentage of adjusted revenue	6.2%	5.5%	6.2%	5.5%
1.Client restructurings include changes to contracts with existing customers for which the Company has either recorded a reduction to revenue or an increase to bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts.

Client restructurings in the periods presented above consist of three unique transactions with customers. These transactions included instances where the Company granted financial relief, revised its estimates for future credit loss, and/or updated its estimates for variable consideration (collectively “cost concessions”). The cost concessions were ultimately granted based on communications with the respective clients who indicated doubt as to their ability to make payments on current amounts due and payments on aged amounts as a result of the pandemic and other pandemic-related factors. Such factors include downward census pressures and adverse inflationary effects on the costs of supplies and labor, and without the Company granting the cost concessions, there would be significant doubt as to the customers’ ability to continue as a going concern.

For the three and twelve months ended December 31, 2023, the client restructurings disclosed related to two different transactions. The first transaction included a customer that sought financial relief due to the pandemic-related factors mentioned above, yet satisfactorily demonstrated an ability to return to a more acceptable payment schedule following the receipt of such payment relief. The Company notes that this transaction occurred during the quarter ended September 30, 2023, where the customer communicated to the Company its intention to divest certain customer facilities and requested financial relief from the Company in the form of a concession on certain aged trade receivables. The Company determined that the impending divestiture and future concession should be accounted for as a change to the estimate of variable consideration which reduced the Company’s revenues for the three and twelve months ended December 31, 2023 by $1.2M and $13.8M, respectively.

The second transaction related to a customer that divested certain client sites to new operators primarily as a result of the pandemic-related factors mentioned above. The new operators retained the Company’s services, however the new operators subsequently sought financial relief through bankruptcy and receivership which included the Company’s outstanding trade receivable assets. The Company determined that this transaction should be accounted for as bad debt expense, similar to the Company’s accounting for other bankruptcy filings, which resulted in incremental bad debt expense for the three and twelve months ended December 31, 2023 of $0.0M and $9.1M, respectively.

For the three and twelve months ended December 31, 2022, the client restructuring transaction related to the Company amending its service agreement with a customer to issue a price concession on aged trade receivables required as a result of the same pandemic-related factors mentioned above. Based on interactions with that customer, the Company was told that such concessions were a critical part to the customer not seeking relief through bankruptcy. The Company determined that the transaction should be accounted for as the resolution of variable consideration which reduced the Company’s revenues for the three and twelve months ended December 31, 2022 by $0.0M and $10.0M, respectively.

2.You indicate that you evaluate the impact of bad debt expense on overall profitability through a financial ratio comparing historical write-offs. We further note your belief that the timing of your recognition of bad debt therefore is not necessarily aligned with the day-to-day operating performance for services. However, notwithstanding how your CODM views bad debt expense, we note that your adjustment to bad debt expense creates a tailored accounting measure and therefore is not consistent with Question 100.04 of the C&DIs. Please confirm you will no longer present this adjustment.

Response: We respectfully acknowledge the Staff’s comment and confirm we will no longer present this adjustment.

3.You believe the disclosure of self-insurance adjustments assists the readers of your financial statements to understand the extent to which your costs of services provided was impacted by the adjustment to the prior period total accrued insurance claims and that such adjustments are not indicative of future normal costs. However, we note that this adjustment was required by GAAP due to claims development, volume, and market factors. In addition, while you believe these adjustments are not indicative of future normal costs, these underlying actuarial factors also impact your expense run-rate which is the basis for recording self-insurance expense throughout the following fiscal year. As such, we continue to believe that this adjustment results in tailored accounting measure and therefore not consistent with Question 100.04 of the C&DIs. Please confirm you will no longer present this adjustment.

Response: We respectfully acknowledge the Staff’s comment and confirm we will no longer present this adjustment.

Please contact me at 1(800) 363-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Andrew Brophy
Andrew Brophy, Principal Financial Officer

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP